02035267

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 8, 2002

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2002
WASH. D.C. 164 SECTION

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - _____________________.]

NEWS RELEASE

TALISMAN
ENERGY

Talisman Extends Small Shareholder Program to Sell Shares Without Commission

CALGARY, Alberta – May 7, 2002 – Talisman Energy Inc. extends its Small Shareholder Program to July 29, 2002.

Originally scheduled to expire on May 6, 2002, the Small Shareholder Program enables eligible registered and beneficial holders who owned 99 or fewer common shares of Talisman Energy Inc. as of February 5, 2002, to sell all of their shares without incurring brokerage commissions. This voluntary Program is open to eligible Talisman Energy Inc. shareholders of record as of February 5, 2002. Both registered and beneficial holders of Talisman Energy Inc. shares held in nominee form are eligible to participate. Material will be forwarded to eligible shareholders providing details about the Program.

Talisman Energy Inc. has retained Georgeson Shareholder Communications Canada, Inc. to manage the Small Shareholder Program. Shareholders should direct any questions regarding the Small Shareholder Program to Georgeson Shareholder toll-free at 1-800-890-1037.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:
David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
E-mail: tlm@talisman-energy.com
Website: www.talisman-energy.com

18/02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: May 8, 2002

By
Christine D. Lee
Assistant Corporate Secretary

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